Exhibit 99.1

Magna International Inc. First Quarter Report 2021

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2021 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2020 included in our 2020 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at May 5, 2021.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, Adjusted Return on Invested Capital and Return on Equity [collectively, the "Non-GAAP Measures"]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management for this purpose. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

HIGHLIGHTS

In the first quarter of 2021:

•	Global light vehicle production increased 18% over the first quarter of 2020 driven by an 87% increase in China. In our two largest markets North America and Europe, production was substantially level and increased 5%, respectively, compared to the first quarter of 2020. The increase in global light vehicle production is largely attributable to our customers' production suspensions and volume reductions in the first quarter of 2020 due to the COVID-19 pandemic, partially offset by the negative impact of supply constraints, including a global semiconductor chip shortage, on light vehicle production in the first quarter of 2021.
•	Total sales increased 18% to $10.2 billion, compared to $8.7 billion in the first quarter of 2020. The increase largely reflected higher global light vehicle production and higher assembly volumes, the net strengthening of currencies against the U.S. dollar, the launch of new programs, and business combinations subsequent to the first quarter of 2020.
•	Diluted earnings per share and adjusted diluted earnings per share was $2.03 and $1.86, respectively. Adjusted diluted earnings per share increased 116%, largely reflecting contribution on higher sales and continued cost savings and operating efficiencies, including as a result of restructuring actions implemented.
•	Cash from operating activities was $661 million, an increase of 3% over the first quarter of 2020.
•	We returned $280 million to shareholders through $150 million in share repurchases and $130 million in dividends.

Lastly, we recently committed to achieving carbon neutrality in our operations (Scopes 1 & 2) in Europe by 2025 and globally by 2030. These goals are rooted in a science-based approach that align with the Paris Climate Accord and place us among industry leaders in Europe and North America. We also signed-on as a founding sponsor of the XPrize Abundant Energy Alliance, a global coalition of public, private, non-profit and academic leaders and organizations that are advancing progress on clean energy solutions.

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OVERVIEW

OUR BUSINESS(1)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 158,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 347 manufacturing operations and 84 product development, engineering and sales centres spanning 28 countries. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

INDUSTRY TRENDS & RISKS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains; infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 has been impacting vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 has been impacting vehicle sales, including through mandatory stay-at-home orders which restrict operations of car dealerships, and could impact vehicle sales if consumer confidence declines due to deterioration in household incomes.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there have been a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and advanced driver assistance systems, as well as "mobility-as-a-service" ["MaaS"]. Our short- and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties. Significant industry trends, our business strategy and the major risks we face, are discussed in our Annual Information Form ["AIF"] and Annual Report on Form 40-F ["Form 40-F"] in respect of the year ended December 31, 2020, together with subsequent filings. Those industry trends and risk factors remain substantially unchanged in respect of the first quarter ended March 31, 2021, except as follows:

•	Semiconductor Chip Shortages: the global shortage of semiconductor chips continues to negatively impact global automotive production volumes. In response to the shortage, OEMs have taken a number of actions, such as: unplanned shutdowns of production lines and/or plants; reductions in their vehicle production plans; and changes to their product mix. Such OEM responses can cause a number of consequences for suppliers, including: lower sales; production inefficiencies due to production lines being stopped/restarted unexpectedly based on OEMs' production schedules; premium freight costs to expedite shipments; and/or other unrecoverable costs. Additionally, suppliers which are purchasers of semiconductor chips may not be able to deliver applicable products to OEM customers, in which case such suppliers may be at risk for fines/penalties related to disruption of OEM production. Although our ability to produce and meet customer schedules was not impacted by the semiconductor chip supply shortage in the first quarter, we were impacted by the loss of production volumes and production inefficiencies due to the shutdown of customer production lines and facilities. While we expect to recover some of the production volumes lost to date later in 2021, it remains unclear when supply and demand for automotive semiconductor chips will rebalance.

1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain operations accounted for under the equity method.

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•	Material Shortages: the North American automotive industry continues to experience shortages of, or supply constraints on, certain critical materials such as chemicals for seating foam, resins for plastic components, rubber, as well as certain types of steel. Supply chain management to address such shortages can result in higher operating costs, including as a result of: materials price increases; higher-priced substitute supplies; premium freight costs to expedite supply of materials; production inefficiencies; and, potential fines/penalties if OEM production is disrupted. Although we have generally been able to manage the impact of materials shortages in our operations, some of our Operating Groups have experienced greater challenges than others and may continue to do so through the remainder of 2021.

•	COVID-19: the pandemic continues to impact the automotive industry, including through mandatory stay-at-home orders or other restrictions in certain jurisdictions aimed at containing the spread of new, more highly-transmissible variants. These orders may: restrict consumers' ability to purchase vehicles; restrict production; cause elevated employee absenteeism; and lead to supply chain disruptions. Over the medium- to long-term, the pandemic may result in societal changes that impact the automotive industry, positively or negatively, including as a result of: expanded work-from-home practices that reduce consumers' reliance on vehicles; and/or increased reluctance by people to utilize modes of public transit and/or shared mobility.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months ended March 31,
	2021	2020	Change
1 Canadian dollar equals U.S. dollars	0.790	0.745	+	6%
1 euro equals U.S. dollars	1.205	1.102	+	9%
1 Chinese renminbi equals U.S. dollars	0.154	0.143	+	8%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months ended March 31, 2021 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months ended March 31,
	2021	2020	Change
North America	3,773	3,777		—
Europe	4,923	4,688	+	5%
China	6,027	3,227	+	87%

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RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED MARCH 31, 2021

SALES

Sales increased 18% or $1.52 billion to $10.18 billion for the first quarter of 2021 compared to $8.66 billion for the first quarter of 2020 primarily due to:

•	higher global light vehicle production and higher assembly volumes, including an estimated $1.1 billion negative impact of the COVID-19 pandemic during the first quarter of 2020 partially offset by the negative impact of supply disruptions, including the semiconductor chip shortage, during the first quarter of 2021;
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. sales by $465 million;
•	the launch of new programs during or subsequent to the first quarter of 2020; and
•	business combinations subsequent to the first quarter of 2020 which increased sales by $238 million.

These factors were partially offset by the end of production of certain programs and net customer price concessions subsequent to the first quarter of 2020.

COST OF GOODS SOLD

	For the three month ended March 31,
	2021	2020	Change
Material	$6,169	$5,253	$916
Direct labour	762	701	61
Overhead	1,731	1,613	118
Cost of goods sold	$8,662	$7,567	$1,095

Cost of goods sold increased $1.10 billion to $8.66 billion for the first quarter of 2021 compared to $7.57 billion for the first quarter of 2020, primarily due to:

•	higher material, direct labour and overhead costs associated with higher sales;
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar cost of goods sold by $400 million; and
•	business combinations subsequent to the first quarter of 2020.

These factors were partially offset by cost savings and operating efficiencies, including as a result of restructuring actions implemented.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased $28 million to $364 million for the first quarter of 2021 compared to $336 million for the first quarter of 2020 primarily due to:

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar depreciation and amortization by $17 million; and
•	business combinations subsequent to the first quarter of 2020 which increased depreciation and amortization by $12 million.

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SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense increased $49 million to $430 million for the first quarter of 2021 compared to $381 million for the first quarter of 2020, primarily as a result of:

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar SG&A expense by $18 million;
•	business combinations subsequent to the first quarter of 2020 which increased SG&A by $12 million;
•	lower transactional foreign exchange gains in the first quarter of 2021 compared to the first quarter of 2020;
•	higher short-term and long-term incentive compensation due in part to improved financial performance; and
•	higher labour and benefit costs.

These factors were partially offset by cost savings and operating efficiencies, including reduced discretionary spending and travel costs.

INTEREST EXPENSE, NET

During the first quarter of 2021, we recorded net interest expense of $23 million compared to $17 million for the first quarter of 2020. The $6 million increase is primarily as a result of an increase in long-term borrowings due to the issuance of $750 million of 2.45% fixed rate Senior notes during the second quarter of 2020.

EQUITY INCOME

Equity income increased $17 million to $47 million for the first quarter of 2021 compared to $30 million for the first quarter of 2020, primarily as a result of earnings on higher sales at our equity-accounted operations and business combinations subsequent to the first quarter of 2020.

OTHER INCOME, NET

	For the three months
	ended March 31,
	2021	2020
Gain on business combinations (1)	$(40)	$—
Gains on investments (2)	(33)	—
Restructuring (3)	15	—
	$(58)	$—

(1)	Gain on business combinations

On January 1, 2021, we acquired 65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC. ["Hongli"]. The acquisition included an additional 15% equity interest in two entities that we previously equity accounted for. On the change in basis of accounting we recognized a $22 million gain [$22 million after tax].

During the first quarter of 2021, substantially all of the assets of our European joint venture with Ford Motor Company ["Ford"], Getrag Ford Transmission GmbH ["GFT"], were distributed to either Ford or us, which resulted in us recording a gain of $18 million [$18 million after tax]. As part of the distribution, we received GFT’s non-controlling interest in a Chinese joint venture, a facility in Europe and cash.

(2)	Gains on investments

During the first quarter of 2021, we recorded unrealized gains of $18 million [$13 million after tax] on the revaluation of certain private equity investments, and $15 million [$11 million after tax] related to the revaluation of certain public company warrants.

(3)	Restructuring

During the first quarter of 2021, we recorded net restructuring charges of $15 million [$15 million after tax] in our Power & Vision segment.

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INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $805 million for the first quarter of 2021 compared to a $386 million for the first quarter of 2020. This $419 million increase is a result of the following changes, each as discussed above:

	For the three months
	ended March 31,
	2021	2020	Change
Sales	$10,179	$8,657	$1,522

Costs and expenses
Cost of goods sold	8,662	7,567	1,095
Depreciation and amortization	364	336	28
Selling, general & administrative	430	381	49
Interest expense, net	23	17	6
Equity income	(47)	(30)	(17)
Other income, net	(58)	—	(58)
Income from operations before income taxes	$805	$386	$419

INCOME TAXES

	For the three months ended March 31,
	2021		2020
Income Taxes as reported	$183	22.7%	$134	34.7%
Tax effect on Other income, net	(9)	0.6	—	—
	$174	23.3%	$134	34.7%

Excluding the tax effect on Other income, net, our effective income tax rate decreased to 23.3% for the first quarter of 2021 compared to 34.7% for the first quarter of 2020 primarily due to:

•	lower foreign exchange gains reported on U.S. dollar denominated assets for Mexican tax purposes that are not recognized for U.S. GAAP;
•	lower non-deductible foreign exchange losses mainly related to the re-measurement of financial statement balances of foreign subsidiaries, primarily in Mexico;
•	lower losses not benefitted in Europe; and
•	higher favourable changes in our reserves for uncertain tax positions.

These factors were partially offset by a change in the mix of earnings.

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INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $7 million for the first quarter of 2021 compared to a loss attributable to non-controlling interests of $9 million for the first quarter of 2020. This $16 million change was primarily due to improved net income at our non-wholly owned operations in China, as well as a $6 million increase as a result of a change in accounting method for a Chinese joint venture that was previously accounted for under the equity method until December 29, 2020, which is now fully consolidated with an offsetting 33 1/3% non-controlling interest.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. was $615 million for the first quarter of 2021 compared to $261 million for the first quarter of 2020. This $354 million increase was as a result of: an increase in income from operations before income taxes of $419 million; partially offset by an increase in income taxes of $49 million; and an increase of $16 million in income attributable to non-controlling interests.

EARNINGS PER SHARE

	For the three months
	ended March 31,
	2021	2020	Change
Earnings per Common Share
Basic	$2.04	$0.86	+	137%
Diluted	$2.03	$0.86	+	136%

Weighted average number of Common Shares outstanding (millions)
Basic	301.0	302.1		—
Diluted	303.6	302.7		—

Adjusted diluted earnings per share	$1.86	$0.86	+	116%

Diluted earnings per share was $2.03 for the first quarter of 2021 compared to diluted earnings per share of $0.86 for the first quarter of 2020. The $1.17 increase was substantially as a result of higher net income attributable to Magna International Inc., as discussed above, partially offset by an increase in the weighted average number of diluted shares outstanding during the first quarter of 2021. The increase in the weighted average number of diluted shares outstanding was primarily due to the exercise of stock options during or subsequent to the first quarter of 2020 and an increase in diluted shares related to stock options outstanding as a result of the increase in our share price. This increase was partially offset by the purchase and cancellation of Common Shares, during or subsequent to the first quarter of 2020, pursuant to our normal course issuer bids.

Other income, net, after tax, positively impacted diluted earnings per share by $0.17 in the first quarter of 2021, as discussed in the "Other income, net" and "Income Taxes" sections above.

Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $1.86 for the first quarter of 2021 compared to $0.86 in the first quarter of 2020, an increase of $1.00.

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NON-GAAP PERFORMANCE MEASURES – FOR THE THREE MONTHS ENDED MARCH 31, 2021

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes had on Magna's Adjusted EBIT as a percentage of sales for the first quarter of 2021 compared to the first quarter of 2020:

	Sales	AdjustedEBIT	Adjusted EBIT as a percentage of sales
First quarter of 2020	$8,657	$403		4.7%
Increase (decrease) related to:
Body Exteriors & Structure	349	128	+	1.1%
Power & Vision	633	162	+	1.3%
Seating Systems	42	15	+	0.1%
Complete Vehicles	529	30		—
Corporate and Other	(31)	32	+	0.4%
First quarter of 2021	$10,179	$770		7.6%

Adjusted EBIT as a percentage of sales increased to 7.6% for the first quarter of 2021 compared to 4.7% for the first quarter of 2020 primarily due to:

•	the negative impact of the COVID-19 pandemic in the first quarter of 2020;
•	cost savings and operating efficiencies, including as a result of restructuring actions implemented;
•	lower net application engineering costs related to three upcoming ADAS program launches;
•	higher scrap steel recoveries partially offset by higher commodity costs; and
•	higher margins on engineering programs in our Complete Vehicle segment.

These factors were partially offset by:

•	the negative impact of supply disruptions, including the semiconductor chip shortage, during the first quarter of 2021;
•	a favourable engineering program resolution in the first quarter of 2020 in our Complete Vehicle segment;
•	higher launch costs; and
•	net settlements of customer claims during the first quarter of 2021.

8 Magna International Inc. First Quarter Report 2021

ADJUSTED RETURN ON INVESTED CAPITAL AND RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital increased to 15.1% for the first quarter of 2021 compared to 6.7% for the first quarter of 2020 as a result of an increase in Adjusted After-tax operating profits and lower Average Invested Capital. Other income, net, after tax positively impacted Return on Invested Capital by 1.2% in the first quarter of 2021.

Average Invested Capital decreased $64 million to $15.68 billion for the first quarter of 2021 compared to $15.74 billion for the first quarter of 2020, primarily due to a decrease in average non-cash working capital and business combinations subsequent to the first quarter of 2020.

These factors were partially offset by the net strengthening of foreign currencies against the U.S. dollar.

RETURN ON EQUITY

Return on Equity was 20.7% for the first quarter of 2021 compared to 9.6% for the first quarter of 2020. This increase was due to higher net income attributable to Magna partially offset by higher average shareholders' equity. Other income, net, after tax positively impacted Return on Equity by 1.7% in the first quarter of 2021.

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SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. We also have electronic and software capabilities across many of these areas.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	For the three months ended March 31,
	Sales			Adjusted EBIT
	2021	2020	Change	2021	2020	Change
Body Exteriors & Structures	$4,025	$3,676	$349	$327	$199	$128
Power & Vision	3,156	2,523	633	297	135	162
Seating Systems	1,303	1,261	42	55	40	15
Complete Vehicles	1,850	1,321	529	80	50	30
Corporate and Other	(155)	(124)	(31)	11	(21)	32
Total reportable segments	$10,179	$8,657	$1,522	$770	$403	$367

BODY EXTERIORS & STRUCTURES

	For the three months ended March 31,
	2021	2020	Change
Sales	$4,025	$3,676	$349	+	9%

Adjusted EBIT	$327	$199	$128	+	64%

Adjusted EBIT as a percentage of sales	8.1%	5.4%		+	2.7%

Sales – Body Exteriors & Structures

Sales for Body Exteriors & Structures increased 9% or $349 million to $4.03 billion for the first quarter of 2021 compared to $3.68 billion for the first quarter of 2020 primarily due to:

•	higher global light vehicle production, including an estimated $425 million negative impact of the COVID-19 pandemic during the first quarter of 2020 partially offset by the negative impact of supply disruptions, including the semiconductor chip shortage, during the first quarter of 2021;
•	the launch of programs during or subsequent to the first quarter of 2020, including the:
•	Ford Bronco Sport;
•	GMC Sierra and Chevrolet Silverado;
•	Jeep Grand Cherokee L; and
•	Ford Mustang Mach E; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $130 million.

These factors were partially offset by:

•	the end of production of certain programs; and
•	net customer price concessions subsequent to the first quarter of 2020.

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Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures increased $128 million to $327 million for the first quarter of 2021 compared to $199 million for the first quarter of 2020 and Adjusted EBIT as a percentage of sales increased 2.7% to 8.1% for the first quarter of 2021 compared to 5.4% for the first quarter of 2020 primarily due to:

•	earnings on higher sales;
•	cost savings and operating efficiencies, including as a result of restructuring actions implemented; and
•	higher scrap steel recoveries partially offset by higher commodity costs.

These factors were partially offset by:

•	lower transactional foreign exchange gains in the first quarter of 2021 compared to the first quarter of 2020;
•	higher launch costs; and
•	net settlements of customer claims during the first quarter of 2021.

In addition, although having a minimal impact on Adjusted EBIT as a percentage of sales, the net strengthening of foreign currencies against the U.S. dollar had a favourable $10 million impact on reported U.S. dollar Adjusted EBIT and net customer price concessions subsequent to the first quarter of 2020 had an unfavourable impact on Adjusted EBIT.

POWER & VISION

	For the three months ended March 31,
	2021	2020	Change
Sales	$3,156	$2,523	$633	+	25%

Adjusted EBIT	$297	$135	$162	+	120%

Adjusted EBIT as a percentage of sales	9.4%	5.4%		+	4.0%

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Sales – Power & Vision

Sales for Power & Vision increased 25% or $633 million to $3.16 billion for the first quarter of 2021 compared to $2.52 billion for the first quarter of 2020 primarily due to:

•	higher global light vehicle production, including an estimated $300 million negative impact of the COVID-19 pandemic during the first quarter of 2020 partially offset by the negative impact of supply disruptions, including the semiconductor chip shortage, during the first quarter of 2021;
•	business combinations subsequent to the first quarter of 2020 which increased sales by $162 million;
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $160 million; and
•	the launch of programs during or subsequent to the first quarter of 2020, including the:
•	GMC Sierra and Chevrolet Silverado;
•	Mercedes-Benz GLA; and
•	Genesis G80.

These factors were partially offset by net customer price concessions subsequent to the first quarter of 2020.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT for Power & Vision increased $162 million to $297 million for the first quarter of 2021 compared to $135 million for the first quarter of 2020 and Adjusted EBIT as a percentage of sales increased 4.0% to 9.4% for the first quarter of 2021 compared to 5.4% for the first quarter of 2020 primarily due to:

•	earnings on higher sales;
•	lower net application engineering costs related to three upcoming ADAS program launches;
•	business combinations subsequent to the first quarter of 2020 which positively impacted earnings; and
•	cost savings and operating efficiencies, including as a result of restructuring actions implemented.

In addition, although having a minimal impact on Adjusted EBIT as a percentage of sales, the net strengthening of foreign currencies against the U.S. dollar had a favourable $13 million impact on reported U.S. dollar Adjusted EBIT and net customer price concessions subsequent to the first quarter of 2020 had an unfavourable impact on Adjusted EBIT.

SEATING SYSTEMS

	For the three months ended March 31,
	2021	2020	Change
Sales	$1,303	$1,261	$42	+	3%

Adjusted EBIT	$55	$40	$15	+	38%

Adjusted EBIT as a percentage of sales	4.2%	3.2%		+	1.0%

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Sales – Seating Systems

Sales for Seating Systems increased 3% or $42 million to $1.30 billion for the first quarter of 2021 compared to $1.26 billion for the first quarter of 2020 primarily due to:

•	a business combination subsequent to the first quarter of 2020 which increased sales by $76 million;
•	the launch of programs during or subsequent to the first quarter of 2020, including the:
•	Jeep Grand Cherokee L;
•	Skoda Enyaq; and
•	Chevrolet Bolt EUV; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased U.S. dollar reported sales by $30 million.

These factors were partially offset by:

•	an unfavourable mix of global light vehicle production including the negative impact of supply disruptions, including the semiconductor chip shortage, during the first quarter of 2021 partially offset by an estimated $150 million negative impact of the COVID-19 pandemic during the first quarter of 2020; and
•	net customer price concessions subsequent to the first quarter of 2020.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT for Seating Systems increased $15 million to $55 million for the first quarter of 2021 compared to $40 million for the first quarter of 2020 and Adjusted EBIT as a percentage of sales increased 1.0% to 4.2% for the first quarter of 2021 compared to 3.2% for the first quarter of 2020. These increases are primarily as a result of:

•	productivity and efficiency improvements at an underperforming facility;
•	higher equity income of $4 million; and
•	cost savings and operating efficiencies, including as a result of restructuring actions implemented.

These factors were partially offset by lower earnings due to an unfavourable mix of lower global light vehicle production during the first quarter of 2021.

In addition, net customer price concessions subsequent to the first quarter of 2020 had an unfavourable impact on Adjusted EBIT.

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COMPLETE VEHICLES

	For the three months ended March 31,
	2021	2020	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	40.0	30.9	9.1	+	30%

Sales	$1,850	$1,321	$529	+	40%

Adjusted EBIT	$80	$50	$30	+	60%

Adjusted EBIT as a percentage of sales	4.3%	3.8%		+	0.5%

(i)       Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales for Complete Vehicles increased 40% or $529 million to $1.85 billion for the first quarter of 2021 compared to $1.32 billion for the first quarter of 2020 and assembly volumes increased 30%. The increase in sales is primarily as a result of higher assembly volumes, including an estimated $225 million negative impact of the COVID-19 pandemic during the first quarter of 2020. In addition, sales were positively impacted by a $155 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT for Complete Vehicles increased $30 million to $80 million for the first quarter of 2021 compared to $50 million for the first quarter of 2020 and Adjusted EBIT as a percentage of sales increased 0.5% to 4.3% for the first quarter of 2021 compared to 3.8% for the first quarter of 2020. These increases were primarily as a result of:

•	higher earnings due to higher assembly volumes, net of contractual fixed cost recoveries on certain programs;
•	higher margins on engineering programs;
•	favourable program mix; and
•	earnings relating to our arrangements with Fisker Inc. ["Fisker"].

These factors were partially offset by a favourable engineering program resolution in the first quarter of 2020.

In addition, although having a minimal impact on Adjusted EBIT as a percentage of sales, the strengthening of the euro against the U.S. dollar had a favourable $7 million impact on reported U.S. dollar Adjusted EBIT.

14     Magna International Inc. First Quarter Report 2021

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other was income of $11 million for the first quarter of 2021 and a loss of $21 million for the first quarter of 2020. The $32 million improvement was primarily the result of:

•	lower transactional foreign exchange losses in the first quarter of 2021 compared to the first quarter of 2020;
•	an increase in fees received from our divisions; and
•	earnings related to the initial value of the vested portion of the warrants issued in connection with our arrangements with Fisker.

These factors were partially offset by higher short-term and long-term incentive compensation due in part to improved financial performance.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	For the three months ended March 31
	2021	2020	Change
Net income	$622	$252
Items not involving current cash flows	411	363
	1,033	615	$418
Changes in operating assets and liabilities	(372)	24	(396)
Cash provided from operating activities	$661	$639	$22

Cash provided from operating activities

During the first quarter of 2021, cash generated from operations increased $22 million to $661 million. Our operating cashflows were significantly impacted in the first quarter of 2020 with the onset of the COVID-19 pandemic, as sales declined significantly near the end of the quarter.

Comparing the first quarters of 2021 to 2020, cash provided from operating activities increased $22 million primarily as a result of an increase in business activity compared to the first quarter of 2020. Specifically, we collected an additional $772 million from our customers, but used additional cash of $644 million for materials and overhead and $122 million for labour. In addition, we received an additional $37 million of dividends from our equity method investments.

Changes in operating assets and liabilities

Consistent with the seasonality of our business, we invested in operating assets and liabilities during the first quarter of 2021, whereas in the first quarter of 2020 we generated $24 million primarily as a result of the disruptions caused by the onset of the COVID-19 pandemic. During the first quarter of 2021, we used $372 million for operating assets and liabilities primarily as a result of higher operating activity in the month of March 2021 compared to the month of December 2020. Specifically, we used cash for operating assets and liabilities for:

•	accounts receivable of $648 million, which were also negatively affected by earlier cash receipts in December 2020; and
•	inventories of $213 million, which were higher than normal due to a build up of safety stock to mitigate potential supply chain disruptions

These uses of cash were offset by:

•	a $337 million increase in accounts payable,
•	a $77 million increase in accrued wages and salaries; and
•	a $60 million increase in income tax payable.

Magna International Inc. First Quarter Report 2021 15

INVESTING ACTIVITIES

	For the three months ended March 31,
	2021	2020	Change
Fixed asset additions	$(212)	$(203)
Increase in investments, other assets and intangible assets	(104)	(93)
Increase in private equity investments	(3)	(100)
Fixed assets, investments, other assets and intangible assets additions	(319)	(396)
Settlement of long-term receivable from non-consolidated joint venture	50	—
Proceeds from dispositions	19	23
Business combinations	39	(7)
Cash used for investing activities	$(211)	$(380)	$169

Cash used for investing activities in the first quarter of 2021 was $169 million lower compared to the first quarter of 2020, primarily due to our $100 million investment in Waymo in the first quarter of 2020 combined with a $50 million cash receipt from a non-consolidated joint venture, and $39 million net cash receipts from business combinations in the first quarter of 2021 compared to $7 million cash paid in the first quarter of 2020.

FINANCING ACTIVITIES

	For the three months ended March 31,
	2021	2020	Change
Issues of debt	$9	$8
Decrease in short-term borrowings	(101)	(1)
Repayments of debt	(34)	(13)
Issue of Common Shares on exercise of stock options	83	1
Tax withholdings on vesting of equity awards	(12)	(10)
Repurchase of Common Shares	(162)	(201)
Dividend paid to non-controlling interest	—	(3)
Dividends paid	(130)	(121)
Cash used for financing activities	$(347)	$(340)	$(7)

During the first quarter of 2021 we repurchased 1.8 million Common Shares under normal course issuer bids for aggregate cash consideration of $162 million.

Cash dividends paid per Common Share were $0.43 for the first quarter of 2021, for a total of $130 million compared to cash dividends paid per Common Share of $0.40 for the first quarter of 2020, for a total of $121 million.

16 Magna International Inc. First Quarter Report 2021

FINANCING RESOURCES

	As at	As at
	March 31,	December 31,
	2021	2020	Change
Liabilities
Long-term debt due within one year	$137	$129
Current portion of operating lease liabilities	244	241
Long-term debt	3,935	3,973
Operating lease liabilities	1,613	1,656
	5,929	5,999	$(70)
Non-controlling interests	374	350	24
Shareholders' equity	11,678	11,370	308
Total capitalization	$17,981	$17,719	$262

Total capitalization increased by $262 million to $17.98 billion as at March 31, 2021 compared to $17.72 billion at December 31, 2020, primarily as a result of a $308 million increase in shareholder's equity and a $24 million increase in non-controlling interest partially offset by a $70 million decrease in financial liabilities.

The increase in shareholder's equity in the first quarter of 2021 was primarily the result of:

•	$615 million of net income attributable to Magna earned in the first quarter of 2021; and
•	$83 million of stock options exercised.

These factors were partially offset by:

•	$97 million net unrealized loss on translation of our net investment in foreign operations whose functional currency is not in U.S. dollars;
•	$130 million of dividends paid; and
•	$150 million related to the repurchase for cancellation of 1.7 million Common Shares.

CASH RESOURCES

In the first quarter of 2021, our cash resources increased by $90 million to $3.5 billion, primarily as a result of cash provided from operating and financing activities, partially offset by cash used for investing activities, as discussed above. In addition to our cash resources at March 31, 2021, we had term and operating lines of credit totaling $3.8 billion, of which $3.5 billion was unused and available.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at May 5, 2021 were exercised:

Common Shares	301,513,395
Stock options (i)	5,867,496
307,380,891

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2021 that are outside the ordinary course of our business. Refer to our MD&A included in our 2020 Annual Report.

SUBSEQUENT EVENT

CREDIT FACILITY AMENDMENT

On April 28, 2021, we amended our revolving credit facility, including an extension of the maturity date for $2.6 billion from June 24, 2024 to June 24, 2026.

Magna International Inc. First Quarter Report 2021 17

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 13, "Contingencies" of our unaudited interim consolidated financial statements for the three months ended March 31, 2021, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2020.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	For the three months ended March 31,
	2021	2020
Net Income	$622	$252
Add (deduct):
Interest expense, net	23	17
Other income, net	(58)	—
Income taxes	183	134
Adjusted EBIT	$770	$403

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	For the three months ended March 31 ,
	2021	2020
Sales	$10,179	$8,657

Adjusted EBIT	$770	$403

Adjusted EBIT as a percentage of sales	7.6%	4.7%

ADJUSTED DILUTED EARNINGS PER SHARE

	For the three months ended March 31,
	2021	2020
Net income attributable to Magna International Inc.	$615	$261
Add (deduct):
Other income, net	(58)	—
Tax effect on Other income, net	9	—
Adjusted net income attributable to Magna International Inc.	566	261
Diluted weighted average number of Common Shares outstanding during the period (millions)	303.6	302.7
Adjusted diluted earnings per share	$1.86	$0.86

18 Magna International Inc. First Quarter Report 2021

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period.

	For the three months ended March 31,
	2021	2020
Net Income	$622	$252
Add (deduct):
Interest expense, net	23	17
Income taxes on Interest expense, net at Magna's effective income tax rate:	(5)	(6)
After-tax operating profits	640	263
Other income, net	(58)	—
Tax effect on Other income, net	9	—
Adjusted After-tax operating profits	$591	$263

	As at March 31,
	2021	2020
Total Assets	$29,705	$25,331
Excluding:
Cash and cash equivalents	(3,464)	(1,146)
Deferred tax assets	(382)	(324)
Less Current Liabilities	(10,472)	(8,692)
Excluding:
Long-term debt due within one year	137	93
Current portion of operating lease liabilities	244	218
Invested Capital	$15,768	$15,480

	For the three months ended March 31 ,
	2021	2020
After-tax operating profits	$640	$263

Average Invested Capital	$15,680	$15,744

Return on Invested Capital	16.3%	6.7%

	For the three months ended March 31,
	2021	2020
Adjusted After-tax operating profits	$591	$263

Average Invested Capital	$15,680	$15,744

Adjusted Return on Invested Capital	15.1%	6.7%

RETURN ON EQUITY

	For the three months ended March 31,
	2021	2020
Net income attributable to Magna International Inc.	$615	$261

Average Shareholders' Equity	$11,886	$10,837

Return on Equity	20.7%	9.6%

Magna International Inc. First Quarter Report 2021 19

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this document include, but are not limited to, statements relating to: implementation of our 2025 and 2030 carbon neutrality targets.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•              economic cyclicality;

•              regional production volume declines, including as a result of the  COVID-19 pandemic;

•              intense competition;

•              potential restrictions on free trade;

•              trade disputes/tariffs;

Customer and Supplier Related Risks

•              concentration of sales with six customers;

•              emergence of potentially disruptive Electric Vehicle OEMs;

•              OEM consolidation and cooperation;

•              shifts in market shares among vehicles or vehicle segments;

•              shifts in consumer "take rates" for products we sell;

•              dependence on outsourcing;

•              quarterly sales fluctuations;

•              potential loss of any material purchase orders;

•              a deterioration in the financial condition of our supply base,  including as a result of the COVID-19 pandemic;

Manufacturing Operational Risks

•              product and new facility launch risks;

•              operational underperformance;

•              restructuring costs;

•              impairment charges;

•              labour disruptions;

•              COVID-19 shutdowns;

•              supply disruptions and applicable costs related to supply disruption   mitigation initiatives, including as a result of the COVID-19   pandemic;

•              climate change risks;

•              attraction/retention of skilled labour;

IT Security/Cybersecurity Risks

•              IT/Cybersecurity breach;

•              Product cybersecurity breach;

Pricing Risks

•      pricing risks between time of quote and start of production;

•      price concessions;

•      commodity cost volatility;

•      declines in scrap steel/aluminum prices;

Warranty / Recall Risks

•     costs related to repair or replace defective products, including due to a recall;

•     warranty or recall costs that exceed warranty provisions or insurance coverage limits;

•      product liability claims;

Acquisition Risks

•      inherent merger and acquisition risks;

•      acquisition integration risk;

Other Business Risks

•      risks related to conducting business through joint ventures;

•      our ability to consistently develop and commercialize innovative  products or processes;

•      our changing business risk profile as a result of increased investment in  electrification and autonomous/assisted driving, including: higher R&D  and engineering costs, and challenges in quoting for profitable returns  on products for which we may not have significant quoting experience;

•       risks of conducting business in foreign markets;

•       fluctuations in relative currency values;

•       tax risks;

•       reduced financial flexibility as a result of an economic shock;

•       changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks

•      antitrust risk;

•      legal claims and/or regulatory actions against us; and

changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID-19 pandemic.

In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can also be found in our Annual Information Form.

20 Magna International Inc. First Quarter Report 2021

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended
		March 31,
	Note	2021	2020
Sales	14	$10,179	$8,657
Costs and expenses
Cost of goods sold		8,662	7,567
Depreciation and amortization		364	336
Selling, general and administrative		430	381
Interest expense, net		23	17
Equity income		(47)	(30)
Other income, net	2	(58)	—
Income from operations before income taxes		805	386
Income taxes		183	134
Net income		622	252
(Income) loss attributable to non-controlling interests		(7)	9
Net income attributable to Magna International Inc.		$615	$261
Earnings per Common Share:	3
Basic		$2.04	$0.86
Diluted		$2.03	$0.86
Cash dividends paid per Common Share		$0.430	$0.400
Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		301.0	302.1
Diluted		303.6	302.7

See accompanying notes

Magna International Inc. First Quarter Report 2021      21

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2021	2020
Net income		$622	$252

Other comprehensive income, net of tax:	11
Net unrealized loss on translation of net investment in foreign operations		(108)	(320)
Net unrealized gain (loss) on cash flow hedges		13	(184)
Reclassification of net gain on cash flow hedges to net income		(8)	(8)
Reclassification of net loss on pensions to net income		3	2
Other comprehensive loss		(100)	(510)

Comprehensive income (loss)		522	(258)
Comprehensive (income) loss attributable to non-controlling interests		(4)	15
Comprehensive income (loss) attributable to Magna International Inc.		$518	$(243)

See accompanying notes

22 Magna International Inc. First Quarter Report 2021

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		March 31,	December 31,
	Note	2021	2020
ASSETS
Current assets
Cash and cash equivalents	4	$3,464	$3,268
Accounts receivable		7,176	6,394
Inventories	6	3,645	3,444
Prepaid expenses and other		290	260
		14,575	13,366

Investments	7	960	947
Fixed assets, net		8,305	8,475
Operating lease right-of-use assets		1,869	1,906
Intangible assets, net	5	538	481
Goodwill	5	2,153	2,095
Deferred tax assets		382	372
Other assets	8	923	963
		$29,705	$28,605
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$6,787	$6,266
Other accrued liabilities	9	2,298	2,254
Accrued salaries and wages		897	815
Income taxes payable		109	38
Long-term debt due within one year		137	129
Current portion of operating lease liabilities		244	241
		10,472	9,743

Long-term debt		3,935	3,973
Operating lease liabilities		1,613	1,656
Long-term employee benefit liabilities		733	729
Other long-term liabilities		414	332
Deferred tax liabilities		486	452
		17,653	16,885
Shareholders' equity
Capital stock
Common Shares [issued: 300,614,178; December 31, 2020 – 300,527,416]	10	3,366	3,271
Contributed surplus		107	128
Retained earnings		9,034	8,704
Accumulated other comprehensive loss	11	(829)	(733)
		11,678	11,370
Non-controlling interests		374	350
		12,052	11,720
		$29,705	$28,605

See accompanying notes

Magna International Inc. First Quarter Report 2021      23

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2021	2020
Cash provided from (used for):
OPERATING ACTIVITIES
Net income		$622	$252
Items not involving current cash flows	4	411	363
		1,033	615
Changes in operating assets and liabilities	4	(372)	24
Cash provided from operating activities		661	639

INVESTMENT ACTIVITIES
Fixed asset additions		(212)	(203)
Increase in private equity investments		(3)	(100)
Increase in investments, other assets and intangible assets		(104)	(93)
Settlement of long-term receivable from non-consolidated joint venture		50	—
Proceeds from dispositions		19	23
Business combinations	5	39	(7)
Cash used for investing activities		(211)	(380)

FINANCING ACTIVITIES
Issues of debt		9	8
Decrease in short-term borrowings		(101)	(1)
Repayments of debt		(34)	(13)
Issues of Common Shares on exercise of stock options		83	1
Tax withholdings on vesting of equity awards		(12)	(10)
Repurchase of Common Shares	10	(162)	(201)
Dividends		(130)	(121)
Dividends paid to non-controlling interests		—	(3)
Cash used for financing activities		(347)	(340)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		(13)	(52)

Net increase (decrease) in cash, cash equivalents and restricted cash equivalents during the period		90	(133)
Cash, cash equivalents and restricted cash equivalents, beginning of period		3,374	1,392
Cash, cash equivalents and restricted cash equivalents, end of period		$3,464	$1,259

See accompanying notes

24 Magna International Inc. First Quarter Report 2021

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares		Contri-			Non-
	Note	Number	Stated Value	buted Surplus	Retained Earnings	AOCL (i)	controlling Interest	Total Equity
		[in millions]
Balance, December 31, 2020		300.5	$3,271	$128	$8,704	$(733)	$350	$11,720
Net income					615		7	622
Other comprehensive loss						(97)	(3)	(100)
Business combinations	5						20	20
Shares issued on exercise of stock options		1.7	101	(18)				83
Release of stock and stock units		0.3	14	(14)				—
Tax withholdings on vesting of equity rewards		(0.2)	(2)		(10)			(12)
Repurchase and cancellation under normal course issuer bid	10	(1.8)	(20)	(143)		1		(162)
Stock-based compensation expense				11				11
Dividends paid		0.1	2		(132)			(130)
Balance, March 31, 2021		300.6	$3,366	$107	$9,034	$(829)	$374	$12,052

		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity

		[in millions]
Balance, December 31, 2019		303.2	$3,198	$127	$8,596	$(1,090)	$300	$11,131
Net income					261		(9)	252
Other comprehensive loss						(504)	(6)	(510)
Shares issued on exercise of stock options			1					1
Release of stock and stock units		0.4	13	(13)				—
Tax withholdings on vesting of equity rewards		(0.2)	(2)		(8)			(10)
Repurchase and cancellation under normal course issuer bid	10	(5.0)	(53)		(155)	7		(201)
Stock-based compensation expense				3				3
Dividends paid		0.1	2		(123)			(121)
Dividends paid to non-controlling interests							(3)	(3)
Balance, March 31, 2020		298.5	$3,159	$117	$8,571	$(1,587)	$282	$10,542

(i) AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. First Quarter Report 2021    25

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.	significant accounting policies

[a]   Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America ["GAAP"]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2020 audited consolidated financial statements and notes thereto included in the Company's 2020 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2021 and the results of operations, changes in equity and cash flows for the three-months ended March 31, 2021 and 2020.

2.	other income, net

		Three months ended March 31,
		2021
Gain on business combinations	[a]	$(40)
Gains on investments	[b]	(33)
Restructuring	[c]	15
		$(58)

[a]    Gain on business combinations

During the first quarter of 2021, the Company acquired a 65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC. ["Hongli"]. The acquisition included an additional 15% equity interest in two entities that were previously equity accounted for by the Company. On the change in basis of accounting, the Company recognized a $22 million gain [$22 million after tax] [note 5].

The Company also recorded a gain of $18 million [$18 million after tax] in connection with the distribution of substantially all of the assets of the Company's European joint venture, Getrag Ford Transmission GmbH ["GFT"] [note 5].

[b]   Gains on investments

During the first quarter of 2021, the Company recorded unrealized gains of $18 million [$13 million after tax] on the revaluation of certain private equity investments and $15 million [$11 million after tax] related to the revaluation of certain public company warrants [note 7].

[c]   Restructuring

During the first quarter of 2021, the Company recorded restructuring charges of $15 million [$15 million after tax] for its Power & Vision operations.

26 Magna International Inc. First Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.	EARNINGS PER SHARE

	Three months ended March 31,
	2021	2020
Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$615	$261

Weighted average number of Common Shares outstanding	301.0	302.1

Basic earnings per Common Share	$2.04	$0.86

Diluted earnings per Common Share [a]:

Net income attributable to Magna International Inc.	$615	$261

Weighted average number of Common Shares outstanding	301.0	302.1
Stock options and restricted stock	2.6	0.6
	303.6	302.7

Diluted earnings per Common Share	$2.03	$0.86

[a]	For the three months ended March 31, 2021, diluted earnings per Common Share excluded 0.3 million [2020 - 5.0 million] Common Shares issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

Magna International Inc. First Quarter Report 2021      27

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.	DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]	Cash, cash equivalents and restricted cash equivalents:

	March 31, 2021	December 31, 2020
Bank term deposits and bankers' acceptances	$2,276	$1,987
Cash	1,188	1,281
Cash and cash equivalents	3,464	3,268
Restricted cash equivalents included in prepaid expenses	—	106
	$3,464	$3,374

[b]	Items not involving current cash flows:

	Three months ended March 31,
	2021	2020
Depreciation and amortization	$364	$336
Amortization of other assets included in cost of goods sold	68	53
Other non-cash charges	36	(4)
Deferred income taxes	14	(4)
Equity income in excess of dividends received	—	(18)
Dividends received in excess of equity income	2	—
Non-cash portion of Other income, net [note 2]	(73)	—
	$411	$363

[c]	Changes in operating assets and liabilities:

	Three months ended March 31,
	2021	2020
Accounts receivable	$(648)	$93
Inventories	(213)	(277)
Prepaid expenses and other	(23)	(28)
Accounts payable	337	109
Accrued salaries and wages	77	72
Other accrued liabilities	38	21
Income taxes payable	60	34
	$(372)	$24

28 Magna International Inc. First Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.	Business combinations

[i]	On March 1, 2021, substantially all of the assets of the Company's European joint venture with Ford Motor Company ["Ford"], GFT, were distributed to either Ford or the Company, which resulted in the Company recording an $18 million gain [note 2]. As part of the distribution, the Company received GFT's non-controlling interest in a Chinese joint venture controlled by the Company, a facility in Europe and net cash of $94 million.

[ii]	On January 1, 2021, the Company acquired a 65% equity interest and a controlling financial interest in Hongli, a China-based supplier of seat structures and related systems. The acquisition included an additional 15% equity interest in two entities that were previously equity accounted for by the Company. On the change in basis of accounting, the Company recognized a $22 million gain [note 2]. The total purchase price was $92 million [net of $17 million cash acquired] and is subject to working capital and other customary purchase price adjustments.

The net effect of the business combinations on the Company's consolidated balance sheet is as follows:

Hongli Acquisition
Cash	$17
Non-cash working capital	11
Fixed assets	82
Goodwill	104
Intangible assets	49
Debt	(45)
Other liabilities assumed, net	(7)
Non-controlling interests	(74)
Fair value of net assets	137
Less: Carrying value of Magna's equity accounted investment	(6)
Gain on re-measurement [note 2]	(22)
Net consideration paid	109
Less: Cash acquired	(17)
Remaining amount payable to Seller	(37)
Net cash outflow	$55

The preliminary purchase price allocations are subject to change and may be subsequently adjusted to reflect final valuation results and other adjustments.

Recognized goodwill is attributable to the assembled workforce, expected synergies and other intangible assets that do not qualify for separate recognition and was assigned to the Company's Seating Systems segment.

Intangible assets consist primarily of amounts recognized for the fair value of customer contracts and are being amortized on a straight-line basis over an eleven-year estimated useful life.

Magna International Inc. First Quarter Report 2021      29

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.	INVENTORIES

Inventories consist of:

	March 31,	December 31,
	2021	2020
Raw materials and supplies	$1,340	$1,226
Work-in-process	378	340
Finished goods	497	470
Tooling and engineering	1,430	1,408
	$3,645	$3,444

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

7.	Investments
	March 31,	December 31,
	2021	2020
Equity method investments	$552	$677
Private equity investments	292	267
Warrants [a]	113	—
Other	3	3
	$960	$947

[a]	In October 2020, the Company signed agreements that provide a framework with Fisker Inc. ["Fisker"] for the platform sharing, engineering and manufacturing of the Fisker Ocean SUV. In connection with the arrangement, Fisker issued approximately 19.5 million penny warrants to the Company to purchase common stock, which vest based on specified milestones. During the first quarter of 2021, 33% of these warrants with a value of $98 million vested. The initial value attributable to the warrants was deferred within other accrued liabilities and other long-term liabilities on the consolidated balance sheet and will be recognized in the consolidated statement of income as services are performed. The Company also recorded an unrealized gain of $15 million related to the revaluation of the vested warrants [note 2].

Cumulative unrealized gains on equity securities still held at the reporting date were $99 million and $65 million as at March 31, 2021 and December 31, 2020, respectively.

8.	Other assets

Other assets consist of:

	March 31,	December 31,
	2021	2020
Preproduction costs related to long-term supply agreements	$681	$694
Long-term receivables	156	209
Pension overfunded status	4	4
Unrealized gain on cash flow hedges	19	16
Other, net	63	40
	$923	$963

30 Magna International Inc. First Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.	Warranty

The following is a continuity of the Company's warranty accruals:

	2021	2020
Balance, beginning of period	$284	$252
Expense, net	27	22
Settlements	(28)	(73)
Business combinations [note 5]	2	—
Foreign exchange and other	(6)	(2)
Balance, March 31	$279	$199

10.	capital stock

[a]	During the first quarter of 2021, the Company repurchased 1.8 million shares under a normal course issuer bid for cash consideration of $162 million.

[b]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at May 5, 2021 were exercised or converted:

Common Shares	301,513,395
Stock options (i)	5,867,496
307,380,891

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

Magna International Inc. First Quarter Report 2021      31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.	ACCUMULATED other comprehensive loss

The following is a continuity schedule of accumulated other comprehensive loss:

	2021	2020
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(551)	$(907)
Net unrealized loss	(105)	(314)
Repurchase of shares under normal course issuer bid	1	7
Balance, March 31	(655)	(1,214)

Accumulated net unrealized gain (loss) on cash flow hedges (i)
Balance, beginning of period	42	38
Net unrealized gain (loss)	13	(184)
Reclassification of net gain to net income	(8)	(8)
Balance, March 31	47	(154)

Accumulated net unrealized loss on pensions
Balance, beginning of period	(224)	(221)
Reclassification of net loss to net income	3	2
Balance, March 31	(221)	(219)

Total accumulated other comprehensive loss	$(829)	$(1,587)

(i)	The amount of income tax (expense) benefit that has been netted in the accumulated net unrealized gain (loss) on cash flow hedges is as follows:

	2021	2020
Balance, beginning of period	$(15)	$(14)
Net unrealized (gain) loss	(4)	66
Reclassification of net gain to net income	3	3
Balance, March 31	$(16)	$55

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $48 million.

32 Magna International Inc. First Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.	Financial instruments

[a]	Financial assets and liabilities

The Company's financial assets and financial liabilities consist of the following:

	March 31,	December 31,
	2021	2020
Financial assets
Cash, cash equivalents and restricted cash equivalents	$3,464	$3,374
Accounts receivable	7,176	6,394
Warrants and private equity investments	405	267
Long-term receivables included in other assets	156	209
	$11,201	$10,244
Financial liabilities
Long-term debt (including portion due within one year)	$4,072	$4,102
Accounts payable	6,787	6,266
	$10,859	$10,368
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$54	$52
Other assets	19	16
Other accrued liabilities	(12)	(11)
Other long-term liabilities	(8)	(5)
	$53	$52

[b]	Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company's derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts
March 31, 2021
Assets	$73	$16	$57
Liabilities	$(20)	$(16)	$(4)

December 31, 2020
Assets	$68	$13	$55
Liabilities	$(16)	$(13)	$(3)

Magna International Inc. First Quarter Report 2021      33

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.	Financial instruments (CONTINUED)

[c]	Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Private equity securities

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]

Warrants

The Company estimates the value of its warrants based on the quoted prices in the active market for Fisker's common shares. [Level 2 inputs based on the GAAP fair value hierarchy.]

Term debt

The Company's term debt includes $137 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value. At March 31, 2021, the net book value of the Company's Senior Notes was $3.8 billion and the estimated fair value was $4.1 billion.

[d]	Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents [net of the euro drawn amount], accounts receivable, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with primarily an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three month period ended March 31, 2021, sales to the Company's six largest customers represented 78% of the Company's sales, and substantially all of the Company's sales are to customers with which it has ongoing contractual relationships. The Company continues to closely monitor its customers as a result of the current economic uncertainty.  In determining the allowance for expected credit losses, the Company considers changes in customer's credit ratings, liquidity, customer's historical payments and loss experience, current economic conditions and the Company's expectations of future economic conditions.

34 Magna International Inc. First Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.	Financial instruments (continued)

[e]	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]	Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products, and/or the purchase of materials and equipment in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At March 31, 2021, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars			For Euros
	U.S. dollar amount	Weighted average rate	Peso amount	Weighted average rate	U.S. dollar amount	Weighted average rate	Czech Koruna Amount	Weighted average rate
Buy	131	0.77259	10,917	0.04605	225	0.82658	8,104	0.03774
(Sell)	(1,304)	1.30509	—	—	(186)	1.20045	—	—

Forward contracts mature at various dates through 2025. Foreign currency exposures are reviewed quarterly.

[g]	Equity price risk

Warrants

The Company's warrants are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of Fisker's underlying common shares.

Magna International Inc. First Quarter Report 2021      35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]   In September 2020, the European Commission [the "Commission"] announced that it had reached a settlement with Magna and its competitors in connection with two separate bilateral cartels concerning supplies of closure systems, where the parties coordinated pricing and exchanged commercially sensitive information in certain instances between 2009 and 2012. As the leniency applicant that revealed the existence of the cartels to the Commission, Magna received full immunity and was not fined.

In September 2014, the Conselho Administrativo de Defesa Economica ["CADE"], Brazil's Federal competition authority, attended at one of the Company's operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products ["access mechanisms"].

In May 2019, CADE informed the Company that it completed its preliminary investigation and, based on a review of the evidence, had commenced a formal administrative proceeding into alleged anticompetitive behaviour relating to access mechanisms involving the Company.

Administrative proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian administrative proceeding, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if any. In the event that wrongful conduct is found, CADE may impose administrative penalties or fines taking into account several mitigating and aggravating factors. Administrative fines are tied to the sales in Brazil of the applicable Magna companies in the fiscal year prior to the commencement of the formal administrative proceeding.

The Company's policy is to comply with all applicable laws, including antitrust and competition laws. Based on a previously completed global review of legacy antitrust risks, Magna does not currently anticipate any material liabilities. However, we could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above.

[b]	The Company is at risk for product warranty costs, which include product liability and recall costs, and is currently experiencing increased customer pressure to assume greater warranty responsibility. For most types of products, the Company only accounts for existing or probable product warranty claims. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience. Product liability and recall provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. Where applicable, such provisions are booked net of recoveries from sub-suppliers and along with related insurance recoveries. Due to the uncertain nature of the net costs, actual product liability costs could be materially different from the Company's best estimates of future costs [note 9].

36 Magna International Inc. First Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	Segmented Information

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income and adding back income taxes, interest expense, net, and other income, net.

Magna International Inc. First Quarter Report 2021      37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	Segmented Information (CONTINUED)

[a]	The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated net income:

	Three months ended March 31, 2021
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation and amortization	Equity loss (income)	Fixed asset additions
Body Exteriors & Structures	$4,025	$3,951	$327	$181	$2	$94
Power & Vision	3,156	3,097	297	133	(44)	98
Seating Systems	1,303	1,292	55	22	(2)	10
Complete Vehicles	1,850	1,837	80	23	(1)	8
Corporate & Other [i]	(155)	2	11	5	(2)	2
Total Reportable Segments	$10,179	$10,179	$770	$364	$(47)	$212

	Three months ended March 31, 2020
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation and amortization	Equity loss (income)	Fixed asset additions
Body Exteriors & Structures	$3,676	$3,610	$199	$179	$—	$102
Power & Vision	2,523	2,480	135	115	(34)	81
Seating Systems	1,261	1,256	40	17	3	15
Complete Vehicles	1,321	1,311	50	20	—	4
Corporate & Other [i]	(124)	—	(21)	5	1	1
Total Reportable Segments	$8,657	$8,657	$403	$336	$(30)	$203

[i]	Included in Corporate & Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]	The following table reconciles Net income to Adjusted EBIT:

	Three months ended
	March 31,
	2021	2020
Net income	$622	$252
Add:
Interest expense, net	23	17
Other income, net	(58)	—
Income taxes	183	134
Adjusted EBIT	$770	$403

38 Magna International Inc. First Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	Segmented Information (CONTINUED)

[b]	The following table shows Goodwill for the Company's reporting segments:

	March 31, 2021	December 31, 2020
Body Exteriors & Structures	$472	$483
Power & Vision	1,289	1,315
Seating Systems	276	176
Complete Vehicles	116	121
Total Reportable Segments	$2,153	$2,095

[c]	The following table shows Net Assets for the Company's reporting segments:

	March 31, 2021	December 31, 2020
Body Exteriors & Structures	$7,521	$7,536
Power & Vision	5,595	5,529
Seating Systems	1,269	1,118
Complete Vehicles	662	671
Corporate & Other	815	710
Total Reportable Segments	$15,862	$15,564

The following table reconciles Total Assets to Net Assets:

	March 31, 2021	December 31, 2020
Total Assets	$29,705	$28,605
Deduct assets not included in segment net assets:
Cash and cash equivalents	(3,464)	(3,268)
Deferred tax assets	(382)	(372)
Long-term receivables from joint venture partners	(15)	(66)
Deduct liabilities included in segment net assets:
Accounts payable	(6,787)	(6,266)
Accrued salaries and wages	(897)	(815)
Other accrued liabilities	(2,298)	(2,254)
Segment Net Assets	$15,862	$15,564

15.	SUBSEQUENT EVENT

Credit Facility Amendment

On April 28, 2021, the Company amended its revolving credit facility, including an extension of the maturity date for $2.6 billion from June 24, 2024 to June 24, 2026.

Magna International Inc. First Quarter Report 2021      39